EXHIBIT 12.01

LEHMAN BROTHERS HOLDINGS E-CAPITAL TRUST I

LEHMAN BROTHERS HOLDINGS E-CAPITAL LLC I

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Nine Months Ended September 30, 2007		Year Ended December 31, 2006		Period from August 19, 2005 (Inception) to December 31, 2005
	Lehman Brothers	Lehman Brothers	Lehman Brothers	Lehman Brothers	Lehman Brothers	Lehman Brothers
	Holdings E-Capital	Holdings E-Capital	Holdings E-Capital	Holdings E-Capital	Holdings E-Capital	Holdings E-Capital
	Trust I	LLC I	Trust I	LLC I	Trust	LLC I
In thousands
Earnings	$—	$668	$—	$790	$—	$233
Add:
Fixed charges	14,693	14,025	18,502	17,712	5,588	5,355
Pre-tax earnings before fixed charges	14,693	14,693	18,502	18,502	5,588	5,588
Fixed charges	$14,693	$14,025	$18,502	$17,712	$5,588	$5,355
Ratio of earnings to
fixed charges	1.00	1.05	1.00	1.04	1.00	1.04